

August 24, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mrs. Rose M. Sparks
Chief Financial Officer
FutureFuel Corp.
8235 Forsyth Blvd., Suite 400
St. Louis, Missouri 63105

> **RE:** **Future Fuel Corp.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **File No. 1-35103**

Dear Mrs. Sparks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Business, page 2</u>

1. Please revise future filings to identify the significant customer in your Biofuels segment as required by Item 101(c)(vii) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results…page 34</u>

<u>Fiscal Year Ended December 31, 2014 Compared to Fiscal Year…, page 36</u>

2. You indicate you use adjusted EBITDA as a key operating metric to measure both performance and liquidity. You define adjusted EBITDA as net income before interest, income taxes, depreciation, and amortization expenses, excluding, when applicable, non-cash stock-based compensation expenses, public offering expenses, acquisition-related

transaction costs, purchase accounting adjustments, losses on disposal of property and equipment, gains or losses on derivative instruments, and other non-operating income or expenses. Please address the following:

- In regard to your use of adjusted EBITDA as a performance measure, please explain to us, and clarify in future filings, why you included adjustments for reimbursements to customers for BTC and the retroactive restatement of BTC in 2014. We note your disclosure that on December 22, 2014, the BTC was reinstated retroactively to January 1, 2014, expired on December 31, 2014, and has not been reinstated; however, please explain to us, and clarify in future filings, how BTCs and any related customer reimbursements were reflected in your financial statements and non-GAAP measure prior to 2014. Please also explain to us, and clarify in future filings, why you adjust your non-GAAP performance measure for gains or losses on derivative instruments; and

- In regard to you use of adjusted EBITDA as a liquidity measure, it appears to us your definition excludes expenses that may require cash settlement, such as public offering expenses, acquisition related transaction costs, gains or losses on derivative instruments, and other non-operating expense. We also note you included adjustments for reimbursements to customers for BTC and the retroactive restatement of BTC in your reconciliations. Please explain to us the consideration you gave to Item 10(e)(1)(ii)(A) in determining whether it is appropriate to exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from a non-GAAP liquidity measure.

3. Please revise your discussion of results of operations in future annual and quarterly filings to address the following:

- Quantify the impact that changes in volumes sold and changes in selling prices had on Chemical segment sales during each period presented;

- Quantify volumes sold and average selling prices in the Biofuel segment during each period presented;

- Clarify when and why you sell refined petroleum products as a shipper on common carrier pipelines, discuss the reasons for significant fluctuations in these sales during each period presented, and address the impact of these sales on gross profit margins;

- Quantify and discuss the reasons for changes in gross profit margins on a consolidated basis and for each segment during each period presented; and

- More fully address the nature and impact of derivatives during each period presented, including the terms of outstanding agreements.

Consolidated Financial Statements, page 49

2) Significant accounting policies, page 54

4.   Please revise future filings to provide significant customer disclosures for each period you present a statement of operations as required by ASC 280-10-50-20 and 50-42.

5.   Based on your disclosures in Business and MD&A, in appears to us that each of your segments generates revenue from various product lines. Please revise future filings to provide the disclosures required by ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction